Exhibit 99.1

Volvo Aero's Components Passed The GEnx Program Test

STOCKHOLM, Sweden--Regulatory News:

General Electric’s new GEnx engine has underwent the “Fan Blade Out Test (FBO)”, as part of the engine certification process. An important objective of the FBO test is to demonstrate that the aircraft engine, at full speed, can lose one of its fan blades without the engine becoming detached from the aircraft wing.

Volvo Aero (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) is responsible for the design of the two components used to affix the GEnx engine to the aircraft wing. The FBO test is crucial in order to demonstrate the ability of the components to cope with maximum strain.

Volvo Aero is a program partner in the GEnx engine and will equip the engine with a total of six different components. Three of these were designed by the company, including two advanced components in the engine mountings.

“We are very satisfied with the test, which can be regarded as a final test of our ability to develop technical solutions for lightweight structures for aircraft engines. Through innovative solutions and proprietarily developed technology, we produce weight-optimized components,” says Olof Persson, President of Volvo Aero.

Volvo Aero focuses on developing lightweight solutions for aircraft engines. The work involves a number of technical solutions that were developed in Swedish and EU-financed programs.

Volvo Aero’s investment is based on expertise that has been accumulated over many years, based on the company’s military operations. Cooperation with the government is now being developed on the civil aircraft side, through current environmental investments. Volvo Aero and the government are also jointly investing SEK 126 M in a civil demonstration program between 2007 and 2010.

“The GEnx, which is currently undergoing a period of many tests and certifications, is the most recent in a series of projects that are acknowledgements of our ability within lightweight designs,” says Olof Persson.

GEnx, Volvo Aero’s largest investment to date in a new civil aircraft engine program, appears to be a major sales success long before the engine has even been placed in commercial traffic. The first flight using the GEnx engine on a Boeing 787 aircraft is scheduled for the autumn of 2007. Boeing’s Dreamliner will be put into operation officially in the summer of 2008. GEnx will also be used on Boeing’s coming modernized jumbojet, Boeing 747-8.

Images of the GEnx flight and component manufacturing at Volvo Aero are available at:

http://www.volvo.com/volvoaero/global/en-gb/newsmedia/ image+bank/news+images/

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Volvo Aero
Staffan Zackrisson, +46 (0)70-557 6710
Business Development & Sales